               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549





                         SCHEDULE 13D


         Under the Securities Exchange Act of 1934





                 Quantum Financial Holdings, Inc.
                     -----------------------
                        (Name of Issuer)


            Common Stock, Par Value $0.01 Per Share
            ---------------------------------------
                 (Title of Class of Securities)


                           747943 10 8
                           -----------
                          (CUSIP Number)


                          Gary R. Dowell
                   Janet M. Dowell
                         1720 Content Lane
                   Reisterstown, Maryland 21136
          ---------------------------------------------
          (Name, address and telephone number of persons authorized to receive notices and communications)



                         September 19, 1997
     -------------------------------------------------------
     (Date of event which requires filing of this Statement)


     If the filing persons has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box.  [   ]

CUSIP No.  747943 10 8                               SCHEDULE 13D

1.     Name of reporting person:

          Gary R. Dowell

2.     Check the appropriate box if a member of a group:

          (a)  [   ]
          (b)  [ X ]

3.     SEC use only:

4.     Sources of funds:  PF

5.     Check box if disclosure of legal proceedings is required
       pursuant to Items 2(d) or 2(e):  [   ]

6.     Citizenship or place of organization:  United States

Number of         7.    Sole Voting Power: 3,400
shares
beneficially      8.    Shared Voting Power: 7,150
owned by
each              9.    Sole Dispositive Power: 3,400
reporting
person with      10.    Shared Dispositive Power: 7,150

11.    Aggregate amount beneficially owned
       by the reporting person: 10,550

12.    Check box if the aggregate amount in Row 11 excludes
       certain shares:  [   ]

13.    Percent of class represented by amount in Row 11: 9.87%

14.    Type of reporting persons:  IN

CUSIP No.  747943 10 8                               SCHEDULE 13D

1.     Name of reporting person:

          Janet M. Dowell

2.     Check the appropriate box if a member of a group:

          (a)  [   ]
          (b)  [ X ]

3.     SEC use only:

4.     Sources of funds:  PF

5.     Check box if disclosure of legal proceedings is required
       pursuant to Items 2(d) or 2(e):  [   ]

6.     Citizenship or place of organization:  United States

Number of         7.    Sole Voting Power: 0
shares
beneficially      8.    Shared Voting Power: 7,150
owned by
each              9.    Sole Dispositive Power: 0
reporting
person with      10.    Shared Dispositive Power: 7,150

11.    Aggregate amount beneficially owned
       by the reporting person: 7,150

12.    Check box if the aggregate amount in Row 11 excludes
       certain shares:  [   ]

13.    Percent of class represented by amount in Row 11: 6.69%

14.    Type of reporting persons:  IN

Item 1.     Security and Issuer.

The class of equity security to which this statement relates is the common stock, par value $0.01 per share (the "Common Stock"), of Quantum Financial Holdings, Inc. (the "Issuer"), whose executive offices are located at 4023 Annapolis Road, Baltimore, Maryland 21227.

Item 2.     Identity and Background.

     (a) The names of the persons filing this statement are Gary R. Dowell and Janet M. Dowell.

     (b)    The residence address of Gary R. Dowell and Janet M.
Dowell is 1720 Content Lane, Reisterstown, Maryland 21136.

     (c) Gary R. Dowell is a banker. Janet M. Dowell is a homemaker.

     (d) Neither Gary R. Dowell nor Janet M. Dowell has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     (e) Neither Gary R. Dowell nor Janet M. Dowell has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Both Gary R. Dowell and Janet M. Dowell are citizens of the United States.

Item 3.     Source and Amount of Funds or Other Consideration.

     Mr. and Mrs. Dowell acquired their Common Stock with approximately $128,000 in personal funds.

Item 4.     Purpose of Transaction.

The shares covered by this statement were acquired and are held, or are expected to be acquired and held, solely for investment purposes. Gary R. Dowell has previously entered into a Confidentiality Agreement with the Issuer pursuant to which Mr. Dowell is allowed access to the Issuer's books and records in order to evaluate a possible transaction between himself and the Issuer. Mr. Dowell will continually monitor and assess the condition of the Issuer and in the future may engage in direct discussions with the Issuer's Board of Directors about his intention to acquire control of the Issuer. As of the date of this statement, neither Gary R. Dowell nor Janet M. Dowell has entered into any formal agreement to acquire or possibly acquire control of the Issuer.

   Except as described above, neither Gary R. Dowell nor Janet M. Dowell has any other plans which relate to or would result in(a)the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b)an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, or has any plans which relate to or would result in(c)a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;(d)any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;(e)any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;(g)changes in the Issuer's corporate charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;(h)causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or(j)any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer.

     (a) Gary R. Dowell and Janet M. Dowell may be deemed the owners of 10,550 shares of the Common Stock as of the date of this statement, representing 9.87% of the issued and outstanding shares.

     (b) Gary R. Dowell has sole voting and dispositive power over 3,400 shares of the Common Stock of the Issuer. Gary R.
Dowell and Janet M. Dowell share voting and dispositive power over 7,150 shares of the Common Stock of the Issuer.

     (c) During the past 60 days, Gary R. Dowell and Janet M. Dowell together acquired beneficial ownership of the shares of Common Stock of the Issuer at the dates, price per share and total consideration paid set forth below. All such shares were obtained in the open market with personal funds.

                                                       Total
                              Number     Price      Consideration
Purchase Date  Purchaser     Of Shares   Per Share     Paid
-------------  ----------    ---------   ---------- -------------
9/11/97       Gary R. &        1,500      $10.00     $15,000
              Janet M. Dowell
9/19/97       Gary R. &        5,625       13.00      73,125
              Janet M. Dowell
9/22/97       Gary R. Dowell   3,400       11.75      39,950

     (d) No other person has the right to receive, or the power to direct the receipt of, dividends from, or proceeds from a sale of, shares beneficially owned by Gary R. Dowell and Janet M.
Dowell.

     (e)   Not applicable.

Item 6.    Contracts, Arrangements, Understandings or
           Relationships with Respect to Securities of the Issuer

     Gary R. Dowell has previously entered into a Confidentiality Agreement with the Issuer (the "Agreement"). Under the terms of the Agreement, the Issuer will furnish to Mr. Dowell certain information about the operations and assets of the Issuer in connection with a possible transaction between the Issuer and Mr. Dowell.

     The Agreement also provides that without prior written consent of the Issuer, Mr. Dowell, for a period of 36 months from the date of the Agreement, (a) may not acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase, tender offer or otherwise, any assets or voting securities or direct or indirect rights or options to acquire any assets or voting securities of the Issuer, and may not solicit or assist any other person so acquiring, offering to acquire or agreeing to acquire such assets or securities, rights or options and (b) may not: (i) announce or publicly propose any extraordinary transaction involving the Issuer or any voting securities or assets of the Issuer; (ii) solicit any officer or employee of the Issuer with employment by Mr. Dowell or any of Mr. Dowell's subsidiaries;
(iii) make, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" to vote (as such terms are used in the proxy rules of the Securities and Exchange Commission), or seek to advise or influence any person or entity with respect to the voting of any voting securities of the Issuer; (iv) form, join or in any way participate in a "group" within the meaning of
Section 13(d)(3) of the Securities Exchange Act of 1934 or the rules of the Office of Thrift Supervision under the Change in Bank Control Act and the Savings and Loan Holding Company provisions of the Home Owners' Loan Act ("Change in Control Rules") with respect to any voting securities of the Issuer; or
(v) otherwise act, alone or "in concert" with others, to seek to "control" the management, board of directors, or policies of the Issuer within the meaning of the Change in Control Rules. Mr. Dowell, pursuant to the Agreement, also agrees (i)to notify the Issuer promptly if he becomes aware of any act or proposal described in clause (b) of the preceding sentence by any other person, and (b) that the Issuer shall be entitled to equitable relief, including injunction, in the event of any breach or threatened breach of the provisions set forth above. The Issuer has consented to Mr. Dowell's acquisition of up to 9.9% of the Common Stock.

Item 7.    Material to be Filed as Exhibits.

The following materials are filed as exhibits to this statement:

    Exhibit 99.1. Joint Filing Agreement between Gary R. Dowell and Janet M. Dowell

    Exhibit 99.2. Confidentiality Agreement between Gary R.
Dowell and Quantum Financial Holdings, Inc.

                         SIGNATURES
                         ----------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: September 26, 1997
                                  /s/ Gary R. Dowell
                                  ----------------------
                                  Gary R. Dowell


                                  /s/ Janet M. Dowell
                                  ----------------------
                                  Janet M. Dowell